

14007720



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No act
PE 9/16/14

Received SEC
OCT 0 2 2014
Washington, DC 20549

October 2, 2014

George J. Vlahakos
Andrews Kurth LLP
georgevlahakos@andrewskurth.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 10-2-14

Re: Luby's, Inc.
Incoming letter dated September 16, 2014

Dear Mr. Vlahakos:

This is in response to your letter dated September 16, 2014 concerning the shareholder proposal submitted to Luby's by Mark Krieger. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Mark Krieger

*** FISMA & OMB Memorandum M-07-16 ***

October 2, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Luby's, Inc.
Incoming letter dated September 16, 2014

The proposal seeks a one-for-two reverse stock split.

There appears to be some basis for your view that Luby's may exclude the proposal under rule 14a-8(i)(13), which provides that a proposal may be omitted if it relates to a specific amount of cash or stock dividends. Because the proposal would establish a specific ratio for the stock split, it is our view that the proposal relates to a specific amount of stock dividends. Accordingly, we will not recommend enforcement action to the Commission if Luby's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13).

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ANDREWS
KURTH

Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
+1.713.220.4200 Phone
+1.713.220.4285 Fax
andrewskurth.com

George J. Vlahakos
+1.713.220.4351 Phone
+1.713.238.7121 Fax
GeorgeVlahakos@andrewskurth.com

September 16, 2014

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: *Shareholder Proposal to Luby's, Inc. from Mark Krieger*

Dear Sir or Madam:

This letter is to inform you that Luby's, Inc. (the "*Company*") intends to exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "*2015 Proxy Materials*"), a shareholder proposal and supporting statements (the "*Proposal*") from Mark Krieger (the "*Proponent*"), dated July 18, 2014.[1]

Pursuant to Rule 14a-8(j) of the Exchange Act of 1934, as amended (the "*Exchange Act*"), we have (1) filed this letter with the Securities and Exchange Commission (the "*Commission*") no later than eighty calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and (2) concurrently, sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) of the Exchange Act and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission and the staff of the Division of Corporation Finance (the "*Staff*"). Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of such correspondence should concurrently be furnished to the undersigned on behalf of the Company.

A copy of the Proposal, the Proponent's statements in support thereof and other written correspondence received from and sent to the Proponent are attached hereto as Exhibit A. We hereby respectfully request that the Staff concur with the Company's view that the Proposal may

[1] Reference to "the Proposal" herein refers to the amended shareholder proposal found on page 3 of the facsimile sent from the Proponent to the Company on August 6, 2014, with a cover letter dated July 18, 2014. *See* Exhibit A hereto.

be properly excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(13) of the Exchange Act ("*Rule 14a-8(i)(13)*").

Rule 14a-8(i)(13) permits an issuer to exclude a shareholder proposal from its proxy materials "[i]f the proposal relates to specific amounts of cash or stock dividends." The Staff has clarified that "it is the Division's view that a stock split is synonymous with a stock dividend" for purposes of Rule 14a-8(i)(13). *Pan American World Airways, Inc.* (SEC No-Action Letter, Feb. 17, 1983). If a proposal "would establish a specific ratio for the stock split, it is [the Staff's] view that the proposal relates to a specific amount of stock dividends." *Citigroup Inc.* (SEC No-Action Letter, Jan. 27, 2014).

Under this reasoning, the Staff has consistently concurred that proposals seeking a forward or reverse stock split at a specific ratio may be excluded pursuant to Rule 14a-8(i)(13). *See, e.g., Berkshire Hathaway Inc.* (SEC No-Action Letter, Jan. 22, 2008) (concurring in the omission of a proposal seeking a stock split at a ratio within a specified range under Rule 14a-8(i)(13)); *NVR, Inc.* (SEC No-Action Letter, Jan. 11, 2001) (concurring in the omission of a proposal seeking a three for one stock split under Rule 14a-8(i)(13)); *Hecla Mining Company* (SEC No-Action Letter, Mar. 9, 2000) (concurring in the omission of a proposal seeking a one for two reverse stock split under Rule 14a-8(i)(13)); *Fleet Financial Group Inc.* (SEC No-Action Letter, Dec. 2, 1998) (stating that a proposal establishing a specific ratio for a reverse stock split relates to a specific amount of stock dividends and may therefore be excluded under Rule 14a-8(i)(13)); *Merck & Co., Inc.* (SEC No-Action Letter, Feb. 25, 1992) (concurring in the omission of a proposal seeking a three for one stock split under Rule 14a-8(i)(13)).

The first sentence of the Proposal states that "[i]t would be a reasonable and highly prudent step for the company to adopt a 'one for two', reverse stock split, to help remedy the deteriorating condition of its stock price." The remainder of the Proposal elaborates on the Proponent's position, including a discussion of the purported benefits of "reduc[ing] Luby's common shares outstanding by 50%, to approximately 14,205,000 . . ." through a one for two reverse stock split.

By explicitly proposing a "one for two" reverse stock split, the Proponent establishes a specific ratio for the proposed reverse split. Because a specific ratio is viewed by the Staff as relating to a specific amount of stock dividends, the Proposal may be omitted in accordance with the Staff's long-standing precedent summarized above. For the foregoing reasons, the Company intends to exclude the Proposal pursuant to Rule 14a-8(i)(13) and respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2015 Proxy Materials. While the Company appreciates the Proponent's input, the Company believes that this matter is not appropriate for inclusion in the 2015 Proxy Materials.

Sincerely,



George J. Vlahakos

EXHIBIT A

CORRESPONDENCE WITH MARK KRIEGER

7/18/2014

Roy Amburg, Corporate Secretary
Luby's Inc.
13111 Northwest Freeway, Suite 600
Houston, Texas 77040

Dear Roy: Enclosed, please find my shareholder proposal for vote at next year's annual shareholder meeting. The proposal is being presented in accordance with SEC rule 14a-8

In the past five years, the stock market has experienced one of its greatest bull market's ever, rising over 160%. Unfortunately, Luby's shares have not participated, and still trade near pre bull market levels achieved, back in March of 2009. There is no doubt, the current management team has been extremely stable (being at the helm for more than a dozen years) and has always put in a gallant effort towards improving operations, but that effort, has not translated into one iota of shareholder gain.

It is time that management consider a "think outside the box" mentality, while embracing a sense of extreme urgency. The primary focus should be shareholder benefit. One way to accomplish this, is to examine alternative methods to enhance shareholder value, such as the reverse stock split (a form of financial engineering). Other methods include: (1) sale-leasebacks of untapped real estate locations and using the proceeds to repurchase shares or pay a special onetime dividend (2) Hiring an investment banker in an attempt to sell either a portion, or the company in its entirety.

At this point in time, it would be a prudent step to adopt a "one for two", reverse stock split to help remedy the deteriorating condition of the stock price. Although some might argue this proposal as extreme, or even radical- it is clearly logical and sane. It is therefore my recommendation for shareholder's to seriously consider an affirmative vote for this measure, at the 2015 Annual Shareholder's Meeting.

Passage of this proposal would reduce Luby's common shares outstanding by 50%, to 14,205,000 and simultaneously double its current share price (although market capitalization would initially remain the same). The implementation of a reverse stock split should improve shareholder value based on the following clear benefits:

(1) Many stocks that fall below the $5.00 mark are no longer marginable by the brokerages that hold them in street name. This is because the broker begins to view the shares as too risky (inadequate collateral to loan on). This margin availability is vital to the marketability of a stock. It aids in creating buying power, and provides liquidity-helping prop up, a sagging share price.

(2) It is a common for some mutual funds and institutions to be prohibited from holding stocks below the $5 threshold. Raising the share price, would open up these entities' ability to purchase the shares.

(3) Shares in the single digits, often are lumped unfairly in an area associated with high risk and junk status and perpetuate the dubious connotations, of a penny stock. A rise above single digit status, would give the stock more respect and validity, while eliminating the negative stigma, typically associated with a low priced stocks. This should attract more buying interest.

In conclusion, a reverse stock split is plainly in the best interests of Luby's shareholder's and should be deployed as soon as possible.

Please contact me if you have any questions about this proposal at *** FISMA & OMB Memorandum M-07-16 ***

Very truly yours

Mark Krieger



Ameritrade

07/10/2014

Mark Krieger

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Mark Krieger,

Thank you for allowing me to assist you today. As you requested, you have owned at least $2,000.00 (market value) continuously for the past 12 months of Luby's Inc. (LUB) in your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,



Timothy Bielik
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

13111 Northwest Freeway
Suite 600
Houston, TX 77040



August 5, 2014

VIA CM/RRR *No 7011 1150 0000 5108 9555*
AND FACSIMILE No. *** FISMA & OMB Memorandum M-07-16 ***

Mark Krieger

*** FISMA & OMB Memorandum M-07-16 ***

Notice of Defect: Shareholder proposal submitted for vote at the 2015 Annual Meeting of Shareholders of Luby's, Inc. (the "Company") by Mark Krieger

Dear Mr. Krieger:

Thank you for speaking with me this morning. As we discussed, the Company has received your letter and, in accordance with the rules of the Securities Exchange Commission, is notifying you of certain defects and requesting your response to the following items:

1. The Company requests that you clarify you proposal, as it is unclear from your letter what constitutes the actual text of your proposal and the actual text of your supporting statement, including whether it is a recommendation or requirement.

2. While the attachment to your letter states that you have held the requisite number of shares for the required period of time, you have not stated that you intend to continue ownership of the shares through the meeting date. The Company requests that you make such a statement.

Enclosed for your reference is a copy of Rule 14a-8. Please note that your proposal, including any accompanying supporting statement, may not exceed 500 words. Also, please note that either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal.

In accordance with the procedural requirements, you have 14 calendar days to respond to this notice. As discussed during our telephone call this morning, you may respond via facsimile or U.S. Mail. Please do not hesitate to contact me should you have any questions.

Very truly yours,

Michael Racusin
Corporate Counsel and Assistant Secretary
Telephone (713) 329-6851
Facsimile (713) 329-6819

Enclosure


Luby's


LUBY'S CULINARY SERVICES.


FUDDRUCKERS

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of August 1, 2014

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

---

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

For questions concerning e-CFR programming and delivery issues, email webteam@gpo.gov.

8/15/14

It is my intention to hold the minimum shares required by Rule 14a-8 continuously through next year's annual shareholder's meeting

Mark Krieger



Current owner of 34,250 shares held in street name

7/18/2014

Roy Camburg, Corporate Secretary
Luby's Inc.
13111 Northwest Freeway, Suite 600
Houston, Texas 77040

Dear Roy: Enclosed, please find my shareholder proposal for vote at next year's annual shareholder meeting. The proposal is being presented in accordance with SEC rule 14a-8

In the past five years, the stock market has experienced one of its greatest bull market's ever, rising over 160%. Unfortunately, Luby's shares have not participated, and still trade near pre bull market levels achieved, back in March of 2009. There is no doubt, the current management team has been extremely stable (being at the helm for more than a dozen years) and has always put in a gallant effort towards improving operations, but that effort, has not translated into one iota of shareholder gain.

It is time that management consider a "think outside the box" mentality, while embracing a sense of extreme urgency. The primary focus should be shareholder benefit. One way to accomplish this, is to examine alternative methods to enhance shareholder value, such as the reverse stock split (a form of financial engineering). Other methods include: (1) sale-leasebacks of untapped real estate locations and using the proceeds to repurchase shares or pay a special onetime dividend (2) Hiring an investment banker in an attempt to sell either a portion, or the company in its entirety. (3) attending investment conferences to promote investment in the shares (4) seeking more interaction with the sell-side analyst community to attract additional research coverage (5) concentration on the pay down of debt and cost cutting measures.

At this juncture, I believe the most appropriate act to quickly and positively impact shareholder value, is the reverse stock split, presented on the following page.

Sincerely,

Mark Krieger

Luby's Shareholder

Shareholder proposal:

It would be a reasonable and highly prudent step for the company to adopt a "one for two", reverse stock split, to help remedy the deteriorating condition of its stock price. Although some might argue this proposal as extreme, or even radical- it is clearly logical and sane.

Passage of this proposal would reduce Luby's common shares outstanding by 50%, to approximately 14,205,000, and simultaneously double its current share price (although market capitalization would initially remain the same). The implementation of a reverse stock split should improve shareholder value based on the following clear benefits:

(1) Many stocks that fall below the $5.00 mark are no longer marginable by the brokerages that hold them in street name. This is because the broker begins to view the shares as too risky (inadequate collateral to loan on). This margin availability is vital to the marketability of a stock. It aids in creating buying power, and provides liquidity-helping prop up, a sagging share price. (2) It is a common for some mutual funds and institutions to be prohibited from holding stocks below the $5 threshold. Raising the share price, would open up these entities' ability to purchase the shares.

(3) Shares in the single digits, are often lumped unfairly in an area associated with high risk and junk status and perpetuate the dubious connotations, of a penny stock. A rise above single digit status, would give the stock more respect and credibility, while eliminating the negative stigma, typically associated with a low priced stocks. This should attract more buying interest.

In conclusion, a reverse stock split is plainly in the best interests of Luby's shareholder's and should be deployed as soon as possible.